Exhibit 12.2 Statements Re: Computation of Ratios

POTOMAC ELECTRIC POWER COMPANY

	For the Year Ended December 31,
	2011	2010	2009	2008	2007
	(millions of dollars)
Net income	$99	$108	$106	$116	$125

Income tax expense	36	37	76	64	62

Fixed charges:
Interest on long-term debt, amortization of discount, premium and expense	101	101	103	95	86
Other interest	10	10	11	11	12

Total fixed charges	111	111	114	106	98

Income before income tax expense and fixed charges	$246	$256	$296	$286	$285

Ratio of earnings to fixed charges	2.22	2.31	2.60	2.70	2.91

Total fixed charges, shown above	111	111	114	106	98

Preferred dividend requirements, adjusted to a pre-tax amount	—	—	—	—	—

Total fixed charges and preferred dividends	$111	$111	$114	$106	$98

Ratio of earnings to fixed charges and preferred dividends	2.22	2.31	2.60	2.70	2.91